Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Speranza Therapeutics, Inc.
433 Plaza Real Suite 275
Boca Raton, FL 33432
www.speranzatherapeutics.com

Up to $1,069,996.33 in Common Stock at $6.89
Minimum Target Amount: $9,997.39

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

> **Company:** Speranza Therapeutics, Inc.
> **Address:** 433 Plaza Real Suite 275, Boca Raton, FL 33432
> **State of Incorporation:** DE
> **Date Incorporated:** September 18, 2019

Terms:

> **Equity**

Offering Minimum: $9,997.39 | 1,451 shares of Common Stock
Offering Maximum: $1,069,996.33 | 155,297 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.89
Minimum Investment Amount (per investor): $399.62

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time Based:

Friends and Family Early Birds

Invest within the first week and receive 15% Bonus Shares

Super Early Bird Bonus

Invest in the second week and receive 10% Bonus Shares

Early Bird Bonus

Invest in the third week and receive 5% Bonus Shares

Tier 1 - $5,000+

Invest $5,000+, and recieve 2% Bonus Shares

Tier 2 - $15,000+

Invest $15,000+, and recieve 5% Bonus Shares

Tier 3 - $30,000+

Invest $30,000+, and recieve 10% Bonus Shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Speranza Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.89 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $689. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Founded in 2019, Speranza Therapeutics, Inc. ("Speranza" or the "Company") is a medical technology and pharmaceutical company dedicated to providing better patient outcomes while decreasing the cost of care through its product portfolio. The Company distributes and clinically supports innovative drugs and medical devices that required FDA approval or clearance, targeting patients whose chronic illnesses and debilitating conditions are not being effectively addressed. The Company's mission is to focus on diseases and conditions that have been largely ignored due to a lack of focus from larger medical companies.

A key element to the Company's growth strategy is to acquire the rights to or develop, existing drugs and medical devices. Large pharmaceutical and device companies have increased the minimum market opportunity they require to commit marketing resources to their products. As a result, there are many products that are unsupported by such companies and are currently scheduled to be phased out or "sunsetted." Speranza believes that it can create significant value by developing or acquiring rights to a portfolio of such products, expanding its therapeutic uses and/or markets, improving or enhancing such products, and dedicating the appropriate amount of marketing and other resources to maximize the value of the Company's portfolio.

Our first product is an FDA-cleared neuromodulation medical device that is believed to work by the stimulation of the Vagus and Trigeminal nerves that cause a release of neuropeptides called endorphins. This release of endorphins dramatically reduces the symptoms of opioid withdrawal, which is considered a critical first step in a patient's road to opioid recovery. This product is currently launched and is available for sale.

The second product that we are currently preparing for FDA submission is called Soothe-OM. Soothe-OM will be an over-the-counter (OTC) product that will be used in a condition that develops in patients receiving chemotherapy and radiation treatment-related to head and neck cancers. The condition is called Oral Mucositis (OM). OM is a debilitating condition whereby patients develop soars in their mouth and before long have difficulty eating and drinking which causes patients to lose weight and the potential need to stop chemotherapy and radiation altogether, which could lead to death.

The companies sales model consists of two teams. 1) Inside sales team provides targeted emails to specific personnel that deals with care for patients with opioid use disorder (OUD). Once inside sales generate interest in the S.T. Genesis the account is then transferred to our trained sales representatives. 2) Sales representative's primary responsibility is to provide a detailed-professional sales presentation / Training / Samples and follow up to add as new accounts. This process has generated tremendous interest and brand awareness within the OUD space, and over the past 9 months has generated over 2000 emails sent with over 300 sales presentations to date.

Our market business model consists of 4 very targeted market phases. Attract - Convert - Close and Delight, Whereby Attract provides .. Emails/Social Media/Webinars-Education/Target Web Pages/Press Releases and blogs. Converts provide Forms/ Call to Action Landing Page/ Conferences and outbound sales efforts. Close provides Follow-Up/Links to video Collateral meetings/ Device Demos and Samples. Delight provides Patient Success Story/Positive Provider Experience. This process as also generated tremendous interest in the S.T. Genesis and allows us to follow the entire marketing process to a positive patient/provider experience.

The company's distribution/manufacturing model consists of the S.T. Genesis being manufactured in Chennai, India by Dyansys and distributed by an FDA-approved/Licensed US distributor called ProVen Pharma. ProVen Pharma is located in Plymouth Meeting, PA, and distributes the S.T. Genesis throughout the continental United States.

Speranza Therapeutics corporate structure consists of an executive management team including President-CEO/CFO/Medical Director and Chief Strategic Officer/ Board of Directors and field staff. The company has one subsidiary called Lotus Therapeutics. Lotus Therapeutics was added to Speranza Therapeutics during the Covid-19 pandemic to distribute FDA/EUA authorized Covid-19 Antigen/ Antibody tests from 2020 - May 2021.

It was created to separate our medical device and pharmaceutical divisions from our

testing division in order to not to generate any brand confusion within their respective marketplaces. Owners of Speranza Therapeutics shares will also own shares of Lotus Therapeutics.

S.T. Genesis and Soothe-OM branded logo and product names have been submitted to the United States Patent and Trademark Office in July 2021, both are pending approval.

Speranza Therapeutics, Inc. was incorporated on September 18, 2019, as a domestic C-corporation under the laws of the state of Delaware. Its principal place of business is located in Boca Raton, Florida.

Competitors and Industry

Industry:

There were more than 100,000 overdose deaths in 2021—a 28.5% surge from the record numbers we saw in 2020. Nearly 75% of all overdoses involved opioids, 65% involved illicitly manufactured fentanyl and analogs, and 14% involved prescription opioids.

SOURCE: https://drugpolicy.org/issues/drug-overdose

In 1947, Methadone was the first medication introduced for opioid use disorder treatment with others such as buprenorphine and naloxone to follow in the 2000s. After decades of limited treatment options, S.T. Genesis and neuromodulation devices are the start of a new era in Opioid Use Disorder (OUD) treatment creating a paradigm shift in clinical protocols.

SOURCE: https://nida.nih.gov/publications/research-reports/medications-to-treat-opioid-addiction/efficacy-medications-opioid-use-disorder

The neuromodulation industry has gained tremendous popularity over the past several years. The ramp-up can be attributed to science-backed clinical trials and engineering of products that are showing remarkable results and outcomes in various disease modalities. Within the opioid addiction space, there are currently two other products that we compete with.

Neuromodulation works by the direct stimulation of nerves through electrical impulses that are initiated by a generator. The hypothesis is that these impulses stimulate the release of neuropeptides called endorphins. Especially for the ST Genesis, which is the generator, the stimulation of the Vagus and Trigeminal nerves create this release of endorphins, which it is believed to replace the opioid at the receptor site thereby creating a substantial decrease in opioid withdrawal symptoms. The science of neuromodulation has been known for years and other creative companies have developed medical devices to address such diseases as migraine headache/depression/ irritable bowel syndrome. We believe with further clinical trials the ST Genesis can be applied/approved/indicated for - other disease modalities and conditions such as Acute pain/Parkinson's disease and PTSD. The science of

neuromodulation has gained wide medical acceptance over the past 5 years. The stimulation of the Vegas and Trigeminal nerves are starting to provide other through leaders to focus on other application of this science.

Competitors:

Spark Biomedical's "Sparrow" has a transcutaneous vs percutaneous medical device that does not have the same outcomes as the S.T. Genesis. The second is "The Bridge" owned by Masimo Medical. The Bridge has been commercially available for about 5 years, and it is the Company's opinion that it has been unable to capture a significant market share due to poor management and leadership.

Current Stage and Roadmap

Current Stage

Speranza Therapeutics has been in existence for 24 months and has generated significant interest in our product that solves the very big problem of the significant adverse effects associated with opioid withdrawal.

Speranza Therapeutics S.T. Genesis is FDA cleared, already launched, and is being sold in the United States. Soothe-OM is in development and slated to launch later this year. Speranza Therapeutics is in-between early growth and expansion stages of its life cycle.

1) ST Genesis - The product is an FDA-cleared neuromodulation medical device that is believed to work by the stimulation of the Vagus and Trigeminal nerves that cause a release of neuropeptides called endorphins. This release of endorphins dramatically reduces the symptoms of opioid withdrawal, which is considered a critical first step in a patient's opioid recovery. This product is currently launched and is available for sale.

2) There is a patent for neuromodulation devices manufactured by Dyansys, of which the ST Genesis falls under that patent. The patent is held by Dyansys.

3) Another product that we are currently preparing for FDA submission is called Soothe OM. Soothe OM will be an over-the-counter (OTC) product that will be used in a condition that develops in patients receiving chemotherapy and radiation treatment-related to head and neck cancers. The condition is called Oral Mucositis (OM). OM is a debilitating condition whereby patients develop soars in their mouth and before long have difficulty eating and drinking which causes patients to lose weight and the potential need to stop chemotherapy and radiation altogether, which could lead to death.

Future Roadmap

As of today, the company has two products. One that is currently selling is called the ST Genesis and the other, Soothe OM, will plan to launch in the next 4 months. We believe both products have the potential for major paradigm shifts in the way patients

are treated today. Our vision is to continue to cause disruption in areas of medicine that we feel need dramatic improvement.

The company intends to continue the science of neuromodulation and advance the technology of the ST Genesis with an upgraded version of the ST Genesis v2.0 - which we pan will include advanced IP for the ST Genesis and a new 510k submission to the FDA. Within this space, we intend to add new FDA-cleared indications that can be added to ST Genesis' portfolio. In addition, the company plans to look at other products that we believe could be applied to indwelling catheter care space. Another area that needs improvement.

Speranza will move the manufacturing of S.T. Genesis to a US manufacturer. The company plans to develop an enhanced version of the product with Bluetooth and WiFi capabilities to allow for remote patient monitoring. Soothe-OM is projected to become widely available on the market as an over-the-counter product in independent and major chain pharmacies.

The Team

Officers and Directors

Name: Sal Rafanelli

Sal Rafanelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: September 18, 2019 - Present
  Responsibilities: Mr. Rafanelli has overall responsibility for the business and operations of the Company. All management reports to Mr. Rafanelli. Currently Mr. Rafanelli has deferred a salary but is receiving equity compensation.

- **Position:** President
  Dates of Service: February 01, 2020 - Present
  Responsibilities: The general responsibility as the President of the company is to ensure that all employees are carrying out daily operations of the company. To make decisions and make certain that the strategic goals of the company are on track and being executed properly. Providing Leadership /Guidance and direction,

Other business experience in the past three years:

- **Employer:** BioMatrix
  Title: Board Member
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Determine and monitor the organization's programs and

services.

Name: Todd Krasinsky

Todd Krasinsky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: January 02, 2020 - Present
  Responsibilities: Sales and Marketing; primary responsibility for sales of the S.T. Genesis. Currently Mr. Krasinsky has deferred a salary but is receiving equity compensation.

- **Position:** Director
  Dates of Service: January 02, 2020 - Present
  Responsibilities: Responsible for contributing to general business oversight and direction, and deciding the future strategy of the corporation.

Name: Joseph Bissonnette

Joseph Bissonnette 's current primary role is with Jackson Financial Consulting.
Joseph Bissonnette currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: September 19, 2019 - Present
  Responsibilities: To provide/account for all the financial aspects of the company. Budgets/Projections/Forecasts and Funding

Other business experience in the past three years:

- **Employer:** local accounting business in CT - Joseph Bissonnette general accounting firm
  Title: Owner of the accounting firm
  Dates of Service: September 01, 1990 - January 01, 2020
  Responsibilities: Corporate and Private Tax accounting and consulting.

Other business experience in the past three years:

- **Employer:** Audibert Bissonette & co LLC
  Title: retired partner (advisor)
  Dates of Service: October 21, 2020 - Present
  Responsibilities: Advisor to firm and clients on a part time, as needed basis

Other business experience in the past three years:

- **Employer:** Jackson Financial Consulting
  Title: owner
  Dates of Service: June 30, 2021 - Present
  Responsibilities: Specialty Financial consulting provided to clients with specific financial needs.

Name: Vaughn Bell, MDiv, CEI

Vaughn Bell, MDiv, CEI's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** SVP Growth Strategy
  Dates of Service: August 10, 2020 - Present
  Responsibilities: Oversee all Sales and Marketing for the ST Genesis Division. Compensation is $215,000 +9,000 equity

Other business experience in the past three years:

- **Employer:** Pinnacle Treatment Centers
  Title: SVP of Business Development
  Dates of Service: May 10, 2019 - July 31, 2020
  Responsibilities: Oversee all sales and Marketing for entire company

Other business experience in the past three years:

- **Employer:** Landmark Recovery
  Title: Chief Business Development Officer
  Dates of Service: January 01, 2018 - March 01, 2019
  Responsibilities: Oversee all sales, marketing and admissions for Entire company

Other business experience in the past three years:

- **Employer:** VPB Management Consulting Services
  Title: President
  Dates of Service: October 01, 2016 - Present
  Responsibilities: Executive Consulting in the Behavioral Health field to include sales, sales training, marketing and operations consulting, market research, start ups, sales leadership coaching, management coaching, and executive coaching. Clients have included venture capital firms, medical practices, behavioral health hospital and treatment companies, telepsychiatry, Autism and ABA facilities and

other clinical practice settings. As a certified Interventionist I also offer addiction interventions and assist with treatment placement. This is Vaughn's private consulting business.

Name: Scott Kalcic

Scott Kalcic's current primary role is with 21st Century Century IT Consulting Inc.. Scott Kalcic currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer (CTO)
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Management of Information Technology - Scott works 25 hours a week, and does not receive any compensation for this role at this time.

Other business experience in the past three years:

- **Employer:** 21st Century Century IT Consulting Inc.
  Title: CEO - Owner
  Dates of Service: July 01, 2008 - Present
  Responsibilities: Senior Technology Consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
• An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock, par value $0.0001 per share (the "Securities"), should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's

Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

While we are currently selling the S.T. Genesis under third party rights through a license, we are currently in development to create a patented and improved version of the S.T. Genesis in which the Company would have full and protectible U.S. and international patent protected rights. In addition, the Smooth - OM oral rinse is coming off patent in the next 4 months and as such, permits the Company to create its own version of that product. We have engineering rendered blue prints of the Company's version of the newly enhanced and improved S.T. Genesis product, it is still in the research and development stage and are awaiting funding to manufacture a prototype for the S.T. Genesis. While management believes that the product will be successfully completed, delays or cost overruns in the development of the S.T. Genesis or the failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We my be competing against larger, better capitalized and/or more established companies who currently have products on the market and/or various respective product development programs. They may have greater financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing similar products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify, particularly in the opioid withdrawal market.

We are an early stage company and have limited revenue and operating history

The Company has a short operating history, has few customers, and limited revenues associated with S.T. Genesis and none from Smoothe - OM. If you are investing in the Company, it's because you think that the S.T. Genesis and Smoothe - OM are good concepts and that the Company's management team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Competition

In each of our product lines we compete with local, national and global companies. The development of new and innovative products is important to our success in all areas of our business. Competition in research involving the development and improvement of new and existing products and processes is particularly significant. The competitive environment requires substantial investments in continuing research and maintaining sales forces. We believe our commitment to innovation differentiates us in the highly competitive product categories in which we operate and, if our offering is successful, will enable us to compete effectively. We believe that our competitive position in the future will depend to a large degree on our ability to develop the new generation of the S.T. Genesis and to acquire patent protection for

such device.

Regulation

Our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. In the United States the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetic Act and its subsequent amendments and the regulations issued and proposed thereunder provide for regulation by the FDA of the design, manufacture and marketing of medical devices, including our products. Many of our new products fall into FDA classifications that require notification submitted as a 510(k) and review by the FDA before we begin marketing them. Future products may require extensive clinical testing, consisting of safety and efficacy studies, followed by pre-market approval (PMA) applications for specific surgical indications. Certain of our products also fall under the FDA's drug classification, as well as other FDA classifications. There are also certain requirements of state, local and foreign governments that must be complied with in the manufacture and marketing of our products. The member states of the European Union (EU) adopted the European Medical Device Directives, which form a single set of medical device regulations for all EU member countries. These regulations require companies that manufacture and distribute medical devices in EU member countries to meet certain quality system requirements and obtain CE marking for their products. Initiatives to limit the growth of general healthcare expenses and hospital and addiction clinic costs are ongoing in the markets in which we do business. These initiatives are sponsored by government agencies, legislative bodies and the private sector and include price regulation and competitive pricing. It is not possible to predict at this time the long-term impact of such cost containment measures on our future business. In addition, business practices in the healthcare industry are scrutinized, particularly in the United States, by federal and state government agencies. The resulting investigations and prosecutions carry the risk of significant civil and criminal penalties. This is particularly the case for the improper billing and coding of claims submitted for products similar to the S.T. Genesis. While the Company takes significant efforts to instruct physicians, healthcare providers and facilities not to bill and code improperly, there can be no assurances that such parties will do so and as such, may cause increased scrutiny of the Company's practices.

We may Require Additional Capital in the Future that May Not Be Available or Available on Terms that are Unfavorable

Our future capital requirements will depend on many factors, including operating requirements, new products that we add to our portfolio, and future growth or contraction of our business. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected by our then current balance sheet, debt levels, unfavorable changes in economic conditions or uncertainties that affect the capital markets. Higher borrowing costs or the inability to access capital markets could adversely affect our ability to support future growth and operating requirements.

Legal and Regulatory Risks - Data Privacy and Security

We are subject to privacy, data protection and data security regulations and laws globally, and could face substantial penalties if we fail to comply with such regulations and laws: We are subject to a variety of U.S. laws and regulations regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personally identifiable healthcare information. For example, in the United States, privacy and security regulations under the Health Insurance Portability and Accountability Act of 1996, including the expanded requirements under the Health Information Technology for Economic and Clinical Health Act of 2009, establish comprehensive standards with respect to the use and disclosure of protected health information (PHI), by covered entities, in addition to setting standards to protect the confidentiality, integrity and security of PHI. While the Company does not currently intend to enter markets outside of the U.S., there can be no assurances that the Company does not in the future and as such, would be subject to the EU's General Data Protection Regulation (GDPR), which became effective in May 2018. These laws and regulations are broad in scope and are subject to evolving interpretation and we have in the past been, and in the future could be, required to incur substantial costs to monitor compliance or to alter our practices.

Legal and Regulatory Risks - Healthcare Reform Legislation May Impact our Business

The impact of United States healthcare reform legislation on our business remains uncertain: In 2010 the Patient Protection and Affordable Care Act (ACA) was enacted. While the provisions of the ACA are intended to expand access to health insurance coverage and improve the quality of healthcare over time, other provisions of the legislation, including Medicare provisions aimed at decreasing costs, comparative effectiveness research, an independent payment advisory board and pilot programs to evaluate alternative payment methodologies, are having a meaningful effect on the way healthcare is developed and delivered and could have a significant effect on our business. There have been ongoing litigation and congressional efforts to modify or repeal all or certain provisions of the ACA. We face uncertainties that might result from modification or repeal of any of the provisions of the ACA, including as a result of current and future executive orders and legislative actions. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may have on our business.

Legal and Regulatory Risk - FDA Regulation on Classification, Manufacturing, Labelling, Marketing and Sale of Products

We are subject to extensive governmental regulation relating to the classification, manufacturing, labeling, marketing and sale of our products: The classification, manufacturing, labeling, marketing and sale of our products are subject to extensive and evolving regulations and rigorous regulatory enforcement by the FDA, and, to the extent we enter the European market, the European Union (EU), and other governmental authorities in the United States and internationally. The process of obtaining regulatory clearances and/or approvals to market and sell our products can be costly and time consuming and the clearances and/or approvals might not be granted timely. We have ongoing responsibilities under the laws and regulations

applicable to the manufacturing of products within our facilities and those contracted by third parties that are subject to periodic inspections by the FDA and other governmental authorities to determine compliance with the quality system, medical device reporting regulations and other requirements. If we fail to comply with applicable regulatory requirements, we may be subject to a range of sanctions, including substantial fines, warning letters that require corrective action, product seizures, recalls, the suspension of product manufacturing (once we being manufacturing our products directly), revocation of approvals, exclusion from future participation in government healthcare programs, substantial fines and criminal prosecution. In addition, currently, our products are being manufactured by third parties with which the Company has contractual relationships. In the event that those manufacturers face regulatory scrutiny and are sanctioned as described above, they may be unable to provide the Company with products should they be required to close their respective facilities for an undetermined period of time.

Legal and Regulatory Risks - Failure to Obtain Reimbursement Codes

The Company currently does not have established reimbursement codes from the U.S. Centers for Medicare and Medicaid Services for its S.T. Genesis product or that, upon clearance, will be able to do so for its Smoothe - OM product. As a consequence, the Company's medical professionals, clinics, and hospitals may not be able to bill Medicare, State Medicaids or third party commercial payors for those or other products without prior approval for its products. Rather, it is currently selling its products and clinics and other medical providers are only able to sell the Company's products on a cash basis, which limits the Company's ability to sell its products to clinics, medical practices, hospitals and other medical professionals. While the Company has been working diligently to obtain those reimbursement codes and believes that it will be able to do so over time, there can be no assurances that the Company will obtain such reimbursement codes or that it will be able to generate sufficient cash sales in light of such failure to sustain growth.

Legal and Regulatory Compliance - Anti-kickback, False Claims and other Similar Laws, Rules and Regulations

We are subject to federal, state and foreign healthcare regulations, including anti-kickback and false claims laws. If the Company commences operations internationally, it would also be subject to anti-bribery, anti-corruption and other related laws, rules and regulations, which, were to occur and the Company was found guilty or liable, could cause the Company to face substantial penalties for any violations thereof. The relationships that we, and third-parties that market and/or sell our products, have with healthcare professionals, such as physicians, hospitals, healthcare organizations and others, are subject to scrutiny under various state and federal laws. We also must comply with a variety of other laws that impose extensive tracking and reporting requirements related to all transfers of value provided to certain healthcare professionals and others.

Limitations on Access to Capital

Additional capital that we may require in the future may not be available to us or may only be available to us on unfavorable terms, which could negatively affect our

liquidity. Our future capital requirements will depend on many factors, including operating requirements, current and future financing sources and/or the need to borrow funds from commercial lenders or other third parties. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected by our debt levels, unfavorable changes in economic conditions or uncertainties that affect the capital markets, borrowing costs or the inability to access capital generally could adversely affect our ability to support future growth and operating requirements.

Highly Competitive Industry and Larger Competitors

We operate in a highly competitive industry in which competition in the development and improvement of new and existing products is significant, including those products similar to the S.T. Genesis and Smoothe - OM. The markets in which we compete are highly competitive. New products and medical devices are introduced on an ongoing basis and our present or future products could be rendered obsolete or uneconomical by technological advances by our competitors, who may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources or be more successful in attracting potential customers, employees and strategic partners.

Failure of FDA to approve Soothe-OM as an Over-the-Counter Product

• While management believes that Soothe-OM will be cleared by the U.S. Food and Drug Administration, there can be no assurance that such approval will be obtained. In such event, the Company may pursue cleared drug status for such product but that too cannot be assured. If the product is unable to obtain either status, it will be unable to lawfully sell Soothe-OM in the US market. Such event could have a material adverse effect on the Company's revenues and financial performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Our Business Projections are only Projections

There can be no assurance that the Company will meet its projections. While management believes that there is sufficient demand for its S.T. Genesis or Soothe-OM products, there can be no assurance that the Company will be able to increase sales for this product in the addiction clinic, behavioral health or oral mucositis markets. Unless and until the U.S. Centers for Medicare and Medicaid Services establishes a reimbursement code for the S.T. Genesis and third party commercial health insurance companies approve S.T. Genesis for reimbursement by medical providers and facilities, there can be no assurance that the Company will be able to attract business, increase its sales and in turn, become profitable and after that, eincrease profitability.

Any Valuation at this Stage is Difficult to Assess

• The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Nonetheless, the Company believes that the established price per share of the offered Securities is fair and reasonable as independent third parties have paid such amount in unrelated private placements during the preceding three (3) months.

The Transferability of the Securities you are Buying is Limited

• Any Securities purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the common stock that you purchase cannot, subject to the remainder of this paragraph, be resold for a period of at least one year. The exceptions to these rules are if you are transferring the Securities back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your Investment Could be Illiquid for a Long Time

• You should be prepared to hold your investment in the Securities for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the Securities you receive. More importantly, there is no established trading market for these securities and there may never be one. As a result, if you decide to sell these Securities in the future, you may not be able to find a buyer at the price at which you purchased your shares or at any price. The Company may be acquired by an existing competitor, strategic acquiror or a player in the opioid withdrawal and oral mucositis markets. However, that may never happen or it may happen at a price that results in you losing money on your investment.

Limitations on Access to Capital

Additional capital that we may require in the future may not be available to us or may only be available to us on unfavorable terms, which could negatively affect our liquidity. Our future capital requirements will depend on many factors, including operating requirements, current and future financing sources and/or the need to borrow funds from commercial lenders or other third parties. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected by our debt levels, unfavorable changes in economic conditions or uncertainties that affect the capital markets, borrowing costs or the inability to access capital generally could adversely affect our ability to support future growth and operating requirements.

Highly Competitive Industry and Larger Competitors

e operate in a highly competitive industry in which competition in the development and improvement of new and existing products is significant, including those products similar to the S.T. Genesis and Smoothe - OM. The markets in which we compete are highly competitive. They may have greater financial means and marketing/sales and human resources than us. New products and medical devices are introduced on an

ongoing basis and our present or future products could be rendered obsolete or uneconomical by technological advances by our competitors, who may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources or be more successful in attracting potential customers, employees and strategic partners.

We are an Early Stage Company and Have Not Yet Generated any Profits
• The Company was formed in September, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. In addition, as previously stated, our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so; it is unlikely that we will be in a position financially to do so for the foreseeable future. Speranza Therapeutics has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next several years or generate sufficient revenues to pay dividends to the holders of the shares.

Our New Product Ccould Fail to Achieve the Sales Projections we Expected
• Our growth projections are based on an assumption that with an increased sales and marketing investment, the Company will be able to grow its sales consistent with our projections. If the Company is unable to secure reimbursement codes for its products or the products are not widely accepted in the addiction center and oral mucositis markets, it is possible that our new products will fail to meet our projections. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We Might Not be Able to Protect Pproperly Future Patents
The Company currently does not possess any ownership rights in its intellectual property. One of the primary uses of the capital being raised in this offering is to secure proprietary intellectual property with respect to the S.T. Genesis and to create its own version of the oral mucositis rinse we would call SMOOTHE - OM in order to secure ownership over the Company's intellectual property. The Company believes that it will secure such rights. However, in the event it is unable to do so, the Company would face competitive challenges from any number of potential companies. In addition, should the Company secure such intellectual property rights, there can be no assurances that competitors will not attempt or succeed in misappropriating or violating the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations once its rights are secured. It is important to note that unforeseeable costs associated with such practices may adversely impact the Company's capital.

Intellectual Property Protection
As noted above, we believe that our competitive position in the future will depend to a large degree on our ability to develop the new generation of the S.T. Genesis and to

acquire patent protection for it and other future devices. Should we obtain that patent our ability to sell a differentiated product will depend on that patent and other proprietary rights. Failing to protect such rights or to be successful in litigation related to such rights may impact our sales of any or all of those products. The Company's products are not currently patent protected and the proceeds of such offering will be to, among other things, develop a patent protectible version of the S.T. Genesis and create a generic version of the Company's Smoothe-OM oral mucositis rinse. Our long-term success depends in large part on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protection on the S.T. Genesis, it could allow others to sell products that directly compete with that product. In addition, the current S.T. Genesis has what management and its legal counsel believe is a very weak patent and as such, may be replicated by competitors.

The Cost of Enforcing our Trademarks, Patents and Copyrights Could Prevent us from Enforcing Them

• Trademark, patent and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or our future patents or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s), patent(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s), patent(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on Third Parties to Provide Services Essential to the Success of our Business

• We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sal Rafanelli	453,925	Common Stock	40.8%
Todd Krasinsky	266,075	Common Stock	23.9%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 155,297 of Common Stock.

Common Stock

The amount of security authorized is 7,500,000 with a total of 1,112,755 outstanding.

Voting Rights

Each share of common stock has the right to one vote. Please see Material Rights for details.

Material Rights

The Company currently has 105,000 outstanding options of Common Stock that are not considered in its pre-money valuation.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of the common stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in

this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. Also, the Company may authorize and issue and sell securities preferred shares to other investors, that is, shares with superior rights and preferences as to dividends and liquidation preferences.

Dilution

Investors should understand the potential for dilution. The investor's percentage ownership in Speranza Technologies, Inc. will be diluted if the Company issues additional shares to other investors, including shares issued in this offering as well as other offerings. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, the sale and issuance of shares in other private placements or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,650,408.00
  Number of Securities Sold: 512,755

Use of proceeds: Commencement of operations, legal, accounting and other working capital purposes.
Date: November 09, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company was formally opened in February 2020 at the beginning of the Covid 19 Pandemic. The ability to perform at the level of what was originally budgeted was significantly reduced. Since much of our selling ability is based on personal appearances and presentations much of what was expected did not materialize. For the remainder of 2020 the company had to reduce sales workforce, reduce FDA testing, and eliminate travel and visitations to treatment centers, conferences, and presentation sites which significantly reduced sales, and delayed the need for our products. The Pandemic essentially placed the customer focus away from our markets , similar to what occcured with the delays in other types of medical treatments(Cancer),forcing companies to simply try to surviive without undertaking anything that involved personal interactions.

Also, as a follow up to the 2020 Pandemic, the launching of other products were delayed since cash flow would not allow the company to invest in new product development in the manner that was planned in 2021. In 2021 the ramping up of on site selling and travel still remained very slow. Employees were not re hired, administrators were not paid, and testing and trials could not be completed. In addition the inability to get FDA testing, and other government required approvals completed were delayed by the government backlog that occurred in 2020 and 2021. Communication efforts were delayed, the ability to contact government agencies directly, and the inability to get any type of expedited resonses in order to get approvals were delayed by months. Cash burn rates were significantly increased since the company had to finance thru officers loans, and alternative financing in order to attempt to maintain the minimum activity levels until the pandemic subsided. The

effect of the pandemic are still being felt by the company and activity levels are slowly getting to budgetary levels.

Historical results and cash flows:

The historical financial results are not indicative of what investors should expect for the future. Being a startup company in the middle of a pandemic as stated above has significantly curtailed performance and caused the company to miss key budgetary goals.The economic limitations of the pandemic should subside in 2022. Our 5 year plan reflects very quick break even sales in 2022 (estimated to be by the end of quarter 2),with estimated profits of $1,300,000 or 26% of sales for the year. EBITDA for the following years averages 50% of sales based on the the fact that sales of high gross margin products increase significantly while startup and other fixed costs remain stable, or are eliminated (Wells Group, Legal costs, consultants etc). These costs were incurred at startup and should not continue at previous levels, increasing profitability quickly.The addition of new products that were not possible in the last 2 years due to cash flow limitations during the pandemic will be developed and add to the profits.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 1/31/2022 the company has capital resources available in the form of cash on hand - approximately $80,000; funding through "Alternative Funding Source" - $100,000; funding through "Kapitus Funding" - $100,000; "Knightsbridge Funding" - $40,000; additional shareholder loan availabililty - $80,000.

See "Risk Factors" above and "Related Party Transactions" below.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe these funds are critical to the success of our 1 to 3 year plans. These funds will be required to support the company's sales and marketing and research efforts including clinical trails.

See "Risk Factors" above.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the company. Of the total funds that our company has, 65-70% will be made up of funds raised from the crowd funding campaign, if it raises its maximum funding goal.

See "Risk Factors" above.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum offering amount, which we estimate to be $80,000, the company will be able to operate for a minimum of 1 1/2 months. This is based on the current monthly burn rate of approximately $80,000, and the fact that Start Engine funds will approximate 70% of available capital. This includes expenses related to salaries, research, marketing and sales, and other fixed administrative costs.

See "Risk Factors" above and financial statements for year end 12/31/2021.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum offering amount, we anticipate the company will be able to operate for a minimum of 15 months. This is based on the current monthly burn rate of approximately $80,000. This includes expenses related to salaries, research, marketing and sales, and other fixed administrative cost. We expect to continue with current sales salaries along with minor increases in sales rep area, current administrative salaries, additional FDA clinical trials for SootheOM product line, additional travel for sales dept due to increases in on site visits to clinics etc and a minimal amount on legal and consulting.,

See "Risk Factors" above.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently the company has contemplated additional future sources of captial including:

Venture capital or private equity firms, wealthy "family offices", or the establishment of commercial loans which may include revolving lines of credit, asset-based loans or other traditional commercial loans. There can be no assurances however that these may be obtained.

See "Risk Factors" above.

Indebtedness

- **Creditor:** Kapitus LLC
  Amount Owed: $66,870.00
  Interest Rate: 15.8%
  Maturity Date: October 15, 2021

- **Creditor:** Alternative Loan Funding
  Amount Owed: $75,054.00
  Interest Rate: 15.0%

- **Creditor:** Saverio Rafinelli
  Amount Owed: $632,078.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 9999

- **Creditor:** Todd Krasinsky
  Amount Owed: $352,163.00
  Interest Rate: 0.0%
  Maturity Date: November 23, 19999

- **Creditor:** Robert Lansing
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 9999

- **Creditor:** Golden Flower XIV LLC
  Amount Owed: $722,806.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 9999
  The payments on this note are tied to the gross margin on the sales of Clungene covid 19 test kits. Golden Flower is paid 2/3 of the gross margin on sales each month against this loan.

Related Party Transactions

- **Name of Entity:** Saverio (Sal) Rafanelli
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: To provide additional capital to the company
  Material Terms: This loan was made interest free, with no payment agreement, and no maturity date. The balance as of December 31, 2021 was $547,079.

- **Name of Entity:** Todd Krasinsky
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Funds were loaned to the company for capital purposes, to finance company growth and expenses during

startup.

Material Terms: This loan was made interest free, with no payment agreement, and no maturity date. The balance as of December31,2021 was $352,163

- **Name of Entity:** Robert Lansing
Relationship to Company: Mr. Lansing, through The Golden Flower XIV LLC, is a principal shareholder of the Company.
Nature / amount of interest in the transaction: Robert has a $50,000 loan to the company with no terms, interest, or maturity date as of December 31,2021.
Material Terms: There is presently no interest, terms, or maturity date on this loan.

- **Name of Entity:** Golden Flower XIV LLC.
Names of 20% owners:
Relationship to Company: Robert is an Investor in the company.
Nature / amount of interest in the transaction: Golden Flower loaned the company funds to invest in the Clungene test kit product line in 2020. The Loan is paid out of the gross profit on the sales of the test kits. The original amount of the loan was $1,000,000. The balance of the loan at December 31,2021 was $722,806.
Material Terms: There are no steady payment terms with this loan. The loan is paid out of the gross profit generated by sales of Clungene test kits. There is no stated interest on this loan.

Valuation

Pre-Money Valuation: $7,666,881.95

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including, prior fundraising rounds, the experience of principal shareholders, company growth,and value of relationships and contracts and other opportunities.

1).Actual invested Capital is $2,650,408 from common stock investors.

2).The 2 principal shareholders, and founders have an estimated salary and benefit value of $1,100,000 based on the historical salary arrangements they have had with prior companies of this type(See Company Overview section). Their extensive experience in the industry in similar ventures and proven success rates have been crucial to the ongoing forward progress of the company. We value this as essential sweat equity (or opportunity costs) since they have not received compensation or benefits to date.

3).As the company has grown since inception it has obtained additional borrowed cashflow which was invested in Clinical trials, R&D, Contracts, Consultants, Doctors, product inventory, Marketing, billing code development, and other key costs of

product launch and promotions total $1,920,000. These can be evidenced in the financial statement line items for Doctor wages, professional fees(Legal and consulting), inventory(Balance sheet), Marketing, Wells group.

4). A large intangible value has accumulated since inception which has come from the efforts of company management, and its extensive work with other organizations, and contacts. Most of this has come from the business relationships the company and its founders have developed including the following:

Product exclusivity arrangements, distribution rights, product enhancement and re-design arrangements for the STG line, potential patent additions, product branding, and company brand recognition, trademarking, comprehensive sales/marketing, and payor strategy.

24 months of relationship building with some of the top addiction centers in the world (in-patient and out-patient facilities), development of CMS and coding strategy for ST Genesis, additional(new) product line indication (outside of opioid addiction) identified and viable through comprehensive clinical trials and FDA support. Clinical protocols are written that will cause a paradigm shift in the way patients are treated with high-dose pain medications. Yale Case Series Study – Peer reviewed; IRB-approved study that was published in the Journal for Substance Use in August of 2021.

In the last 9 months of activity, Speranza has established 2,200 relationships in the addiction marketplace; presented formally to 325 companies regarding the device; trained 300 addiction personnel in the placement and use of the device; filled the pipeline with an additional 250 contracts/companies; established 20 current accounts purchasing.

5). Generic drug opportunities to switch existing prescription medications to over the counter creating greater access to these medications for patients in need; research and development of existing branded drugs coming off patents in the next 24 months creating additional target markets for the company. These all exist due to the efforts of management.

Many other established relationships and opportunities with special interest groups (Native Health Advisors), an existing joint venture arrangements (Proven Pharmaceuticals) assist in the development, promotion, and delivery of product lines, in existing and new areas.

Conservative estimates for the value of intangible assets of the company stand at $2,000,000.

*The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have considered: (i) the company has only one class of stock issued, common stock; (ii) assumed that all outstanding options are **not** exercised; and (iii) that the company does not have any warrants or other securities with a right to acquire shares;*

Use of Proceeds

If we raise the Target Offering Amount of $9,997.39 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Funds would be used to increase marketing efforts for ST Genesis device, Oral Guard and other products.

- *Research & Development*
  30.0%
  Funds would be used for the deformulation/reformulation of Oral Guard as well as clinical trials for ST Genesis.

- *Company Employment*
  20.0%
  In order to generate growth in existing products and launch new products, we would hire sales representatives. As the company grows, additional support staff would also be hired.

- *Operations*
  20.0%
  Strategic growth plans would include using funds to add services to enhance our products, and for additional costs such as - distribution, manufacturing, IT, legal, FDA, grant writing, etc.

- *Inventory*
  11.5%
  Funds would be dedicated to the purchase of additional inventory to support our sales efforts.

If we raise the over allotment amount of $1,069,996.33, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We would increase marketing efforts for ST Genesis, Oral Guard and other products.

- *Research & Development*
  15.0%
  We would use funds for deformulation and reformulation of new pharmaceutics.

In addition funds would be used to develop advance versions of the ST Genesis.

- *Company Employment*
  19.5%
  Funds would be dedicated to the hire of sales staff and some support staff.

- *Operations*
  10.0%
  Funds would be used for enhancement to distribution, manufacturing, IT, and added growth costs including FDA, grant writing, legal, accounting, etc.

- *Inventory*
  42.0%
  Funds would be dedicated to added inventory to support sales efforts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.speranzatherapeutics.com (Financial Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/speranza-therapeutics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Speranza Therapeutics, Inc.

[See attached]

SPERANZA THERAPEUTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

To the Board of Directors
Speranza Therapeutics, Inc.
Boca Raton, Florida

We have reviewed the accompanying financial statements of Speranza Therapeutics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2022
Los Angeles, California

SPERANZA THERAPEUTICS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 34,245	$ 32,002
Accounts receivables, net	7,700	129,134
Inventories	958,660	1,100,225
Amount due from related party	-	38,888
Prepaids and other current assets	4,248	12,094
Total current assets	1,004,853	1,312,343
Property and equipment, net	49,896	89,273
Intantible assets	149,309	130,476
Total assets	$ 1,204,058	$ 1,532,092
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 188,163	$ 101,422
Promissory Note	950,528	-
Shareholder Loan	727,474	742,331
Forward financing	141,923	-
Credit Card	97,054	26,224
Other Current Liabilities	11,827	-
Total current liabilities	2,116,970	869,977
Total liabilities	2,116,970	869,977
STOCKHOLDERS EQUITY		
Common Stock	111	106
Additional Paid In Capital	2,650,963	2,256,385
Retained earnings/(Accumulated Deficit)	(3,563,987)	(1,594,376)
Total stockholders' equity	(912,912)	662,114
Total liabilities and stockholders' equity	$ 1,204,058	$ 1,532,092

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	126,310	$	789,775
Cost of goods sold		187,705		518,475
Gross profit		(61,395)		271,300
Operating expenses				
General and administrative		1,640,927		1,899,928
Sales and marketing		238,244		45,171
Total operating expenses		1,879,171		1,945,099
Operating income/(loss)		(1,940,566)		(1,673,799)
Interest expense		29,045		-
Other Loss/(Income)		-		(91,600)
Income/(Loss) before provision for income taxes		(1,969,611)		(1,582,199)
Provision/(Benefit) for income taxes		-		12,177
Net income/(Net Loss)	$	**(1,969,611)**	$	**(1,594,376)**

See accompanying notes to financial statements.

SPERANZA THERAPEUTICS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Additional Paid In Capital | earnings/ (Accumulated Deficit) | Total Shareholder Equity |
	Shares	Amount			
Balance—December 31, 2019	-	-	-	-	-
Issuance of Common Stock	1,055,000	$ 106	$ 2,256,263		2,256,368
Shared-based compensation			122		122
Net income/(loss)				(1,594,376)	(1,594,376)
Balance—December 31, 2020	1,055,000	$ 106	$ 2,256,385	$ (1,594,376)	$ 662,114
Issuance of Common Stock	57,755	6	394,165		394,171
Shared-based compensation			413		413
Net income/(loss)				(1,969,611)	(1,969,611)
Balance—December 31, 2021	1,112,755	$ 111	$ 2,650,963	$ (3,563,987)	$ (912,912)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,969,611)	$	(1,594,376)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shareholder-based compensation		413		122
Depreciation of equipment		39,376		29,193
Amortization of intangible assets		13,191		4,499
Bad debt expense		121,433		
Changes in operating assets and liabilities:				
Accounts receivable		-		(129,134)
Inventories		141,565		(1,100,225)
Amount due from related party		38,888		(38,888)
Prepaid expenses and other current assets		7,846		(12,094)
Accounts payable		86,740		101,422
Credit Cards		70,830		26,224
Other current liability		11,827		
Net cash provided/(used) by operating activities		**(1,437,500)**		**(2,713,256)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(32,024)		(118,466)
Sale of property and equipment		-		
Purchases of intangible assets		-		(134,976)
Net cash provided/(used) in investing activities		**(32,024)**		**(253,441)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stocks		394,171		2,256,368
Borrowing on Promissory Note		950,528		
Borrowing on Forward Financing		141,923		
Borrowing (repayment) Shareholder loan		(14,857)		742,331
Net cash provided/(used) by financing activities		**1,471,766**		**2,998,699**
Change in cash		2,243		32,002
Cash—beginning of year		32,002		-
Cash—end of year	$	**34,245**	$	**32,002**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	29,045	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Speranza Therapeutics Inc. was founded on September 18, 2019, in the state of Delaware. The financial statements of Speranza Therapeutics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

We distribute and clinically support innovative drugs and medical devices requiring FDA approval or clearance, targeting patients whose chronic illnesses and debilitating conditions are not being effectively addressed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to test kits and inventory consigned to third party which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment- Computer	5 years
Software and website	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include website and software which has been amortized over the expected period to be benefitted

Income Taxes

Speranza Therapeutical Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of drugs and medical devices to customers.

Cost of sales

Costs of goods sold include the cost of drugs and medical devices.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $238,244 and $45,171, which is included in sales and marketing expenses.

SPERANZA THERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2022, which is the date the financial statements were issued.

SPERANZA THERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,		2021		2020
Finished goods consigned	$	56,932	$	109,700
Test kits		901,728		990,525
Total Inventories	$	**958,660**	$	**1,100,225**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2021		2020
Prepaid Expenses		-		5,100
Prepaid Insurance		4,248		6,994
Total Prepaids Expenses and other Current Assts	$	**4,248**	$	**12,094**

Other current liabilities consist of the following items:

As of December 31,		2021		2020
Payroll liabilities	$	11,827	$	-
Other Current Liabilities	$	**11,827**	$	**-**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Equipment- Computer	$ 8,447	$ 8,447
Software and website	110,018	110,018
Property and Equipment, at Cost	118,466	118,466
Accumulated depreciation	(68,569)	(29,193)
Property and Equipment, Net	$ 49,896	$ 89,273

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of $39,376 and $29,193, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021	2020
Patent Costs	19,976	19,976
Licensing agreement	115,000	115,000
Loan fee	32,024	-
Intangible assets, at cost	166,999	$ 134,976
Accumulated amortization	(17,691)	(4,499)
Intangible assets, Net	$ 149,309	$ 130,476

Amortization expenses for patents and software for the fiscal year ended December 31, 2021, and 2020 were in the amount of $13,191 and $4,499, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2021	$ (13,191)
2022	(13,191)
2023	(13,191)
2024	(13,191)
Thereafter	(96,543)
Total	$ (149,309)

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Shares with a par value of $ 0,0001. As of December 31, 2021, and December 31, 2020, 1,122,755 shares and 1,055,000 shares have been issued and are outstanding, respectively.

8.   SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 110,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	36,330	$ 0.02	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	36,330	$ -	9.28
Exercisable Options at December 31, 2020	36,330	$ -	9.28
Granted	5,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	41,330	$ -	8.28
Exercisable Options at December 31, 2021	41,330	$ -	8.28

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $413 and $122, respectively.

9.   DEBT

Promissory Notes & Loans

During 2021, the Company entered into promissory notes with the officer and shareholders. The details of the promissory notes and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Secured Promissory Note -Robert Lansing	$ 51,286	6.00%	3/12/2021	on demand	$ 3,077	$ 3,077	$ 51,286	$ -	$ 51,286
Secured Promissory Note-Sal Rafanelli	$ 231,650	6.00%	2/12/2021	on demand	$ 13,899	$ 13,899	$ 231,650	$ -	$ 231,650
Secured Promissory Note-Sal Rafanelli	$ 315,429	6.00%	3/12/2021	on demand	$ 18,926	$ 18,926	$ 315,429	$ -	$ 315,429
Secured Promissory Note- Todd Krasinsky	$ 352,164	6.00%	2/12/2021	on demand	$ 21,130	$ 21,130	$ 352,164	$ -	$ 352,164
Total					$ 57,032	$ 57,032	$ 950,528	$ -	$ 950,528

Since there is no maturity date set and thus the notes may be called at any time (on demand of lender), the promissory notes were classified as a liability.

Owner Loans

During 2020, the Company borrowed money from the owner, Robert Lansing. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Robert Lansing	$ 742,331	0.00%	Fiscal Year 2020	Date not defined	727,474	-	727,474	742,331	-	742,331
Total					$ 727,474	$ -	$ 727,474	$ 742,331	$ -	$ 742,331

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. The funds invested by Robert Lansing used for financing of 2/3 of the inventory. Repayments are based on the gross profit the company received from the sale.

Forward Financing

During fiscal year 2021, the Company entered into a Merchant cash advance agreement with Alternative Funding Group Corp in the amount of $80,000. It bears a specified percentage of 15.8% and a closing fee of $2,000. The lender provides the Company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $66,869, and the entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a forward purchase agreement with Kapitus LLC in the amount of $80,000. It bears an ACH program fee of 3% and origination fee of 3%. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $75,053, and the entire amount is classified as the current portion.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (531,795)	$ (357,965)
Valuation Allowance	531,795	357,965
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (889,760)	$ (357,965)
Valuation Allowance	889,760	357,965
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,295,407, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,295,407. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company covered all expenses incurred by wholly owned subsidiary, Lotus Therapeutics. As of December 31, 2021, the total amount covered by the Company was $17,099 and it should be charged off in the following period.

During 2020 Company borrowed $1,000,000 from the shareholder Robert Lansing for purchasing of inventory. The loan bears no interest rate. Repayments are based on the gross profit the company received from the sale. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021 and 2020, the outstanding balance is $727,474 and $742,331, respectively.

On March 12, 2021, the Company entered into a promissory note with Robert Lansing in the amount of $50,000. The note bears an interest rate of 6% and the entire principal amount, including interest expenses, shall be due and payable on demand. As of December 31, 2021, the outstanding balance is $51,286.

On February 12, 2021, the Company entered into a promissory note with Sal Rafanelli in the amount of $100,000. The note bears an interest rate of 6% and the entire principal amount, including interest expenses, shall be due and payable on demand. As of December 31, 2021, the outstanding balance is $231,650.

On March 12, 2021, the Company entered into a promissory note with Sal Rafanelli in the amount of $50,000. The note bears an interest rate of 6% and the entire principal amount, including interest expenses, shall be due and payable on demand. As of December 31, 2021, the outstanding balance is $315,429.

On February 12, 2021, the Company entered into a promissory note with Todd Krasinsky in the amount of $100,000. The note bears an interest rate of 6% and the entire principal amount, including interest expenses, shall be due and payable on demand. As of December 31, 2021, the outstanding balance is $352,164.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through April 19, 2022, which is the date the financial statements were available to be issued.

In March 2022 the Company started its campaign on a crowdfunding platform, StartEngine, through the issuance of Common Stock. The maximum offering is set to $1,070,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,940,566 an operating cash flow loss of $1,437,500, and liquid assets in cash of $34,245 which less than a year's worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SPERANZA THERAPEUTICS, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF DECEMBER, A.D. 2021, AT 11:44 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

7614075 8100
SR# 20214115994

Authentication: 204999914
Date: 12-16-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

SPERANZA THERAPEUTICS, INC.

Speranza Therapeutics. Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That, in a written consent executed by each member of the Board of Directors of the Corporation, resolutions were adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation (the "Amendment"). declaring said Amendment to be advisable, and resolving to submit the Amendment to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed Amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by amending and restating the Article thereof numbered "FOURTH" so that. as amended. said Article shall be and read in its entirety as follows:

"FOURTH: The Corporation is authorized to issue two classes of stock, to be designated "Common Stock", with a par value of $0.0001 per share, and "Preferred Stock", with a par value of $0.0001 per share. The total number of shares of Common Stock which the Corporation is authorized to issue is 7,500,000 and the total number of shares of Preferred Stock which the Corporation is authorized to issue is 5.000.000."; and be it further

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by adding an Article thereof numbered "TENTH" so that, as added, said Article shall be and read as follows:

"TENTH: The Board of Directors is hereby expressly authorized to provide. out of the unissued shares of authorized preferred stock, for one or more series of preferred stock and, with respect to each such series. to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative. participating. optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative. participating. optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding."

SECOND: That thereafter, pursuant to an action by written consent of a majority of the shareholders of the Corporation taken without a meeting, in accordance with the General

Corporation Law of the State of Delaware and the Bylaws. the necessary number of shares of the Corporation as required by statute were voted in favor of the Amendment.

THIRD: That said Amendment was duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware and the Bylaws.

In witness whereof. the Corporation has caused this certificate to be signed this 15th day of December. 2021.

By:

Name: Sal Rafanelli
Title: Authorized Officer